UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended September 30, 2005
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
          Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.94 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of September 30,					As of March 31,
	2004		2005		2005	2005
					Convenience
					translation
					into US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	2,446.59	Rs.	4,214.08	$95.91	Rs.	5,670.76
Accounts receivable, net of allowances (Note 5)		12,126.03		16,889.74	384.38		14,806.36
Costs and earnings in excess of billings on contracts in progress		3,649.90		4,539.89	103.32		2,739.65
Inventories (Note 6)		1,293.92		1,736.74	39.53		1,769.16
Investments in liquid and short-term mutual funds (Note 8)		17,918.74		27,715.50	630.76		22,957.59
Deferred income taxes		226.15		111.79	2.54		242.17
Other current assets (Note 7)		2,596.86		4,157.42	94.62		2,950.58

Total current assets		40,258.19		59,365.16	1,351.05		51,136.27
Property, plant and equipment, net (Note 9)		11,166.72		15,211.91	346.20		13,201.28
Investments in affiliates (Note 13)		673.56		908.44	20.67		769.24
Deferred income taxes		219.90		227.27	5.17		209.31
Intangible assets, net (Note 10)		403.99		352.87	8.03		363.11
Goodwill (Note 3, 10)		5,487.48		5,924.87	134.84		5,614.98
Other assets (Note 7)		718.15		1,244.04	28.31		780.92

Total assets	Rs.	58,927.99	Rs.	83,234.56	$1,894.28	Rs.	72,075.11

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 15)	Rs.	665.63	Rs.	1,175.10	$26.74	Rs.	563.97
Accounts payable		2,704.34		3,588.38	81.67		3,713.22
Accrued expenses		3,482.26		5,525.82	125.76		3,882.00
Accrued employee costs		3,061.37		3,750.21	85.35		3,112.94
Advances from customers		1,087.28		1,718.03	39.10		1,279.64
Other current liabilities (Note 11)		3,180.94		3,018.89	68.70		2,135.16

Total current liabilities		14,181.82		18,776.43	427.32		14,686.93
Other liabilities		417.02		327.44	7.45		126.20

Total liabilities		14,598.84		19,103.87	434.77		14,813.13

Minority interest		822.39		—	—		533.03
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,407,141,044, 1,397,903,346 and 1,414,957,082 and shares as of March 31, 2005, September 30, 2004 and 2005 (Note 16, 17)		1,397.90		2,829.91	64.40		1,407.14
Additional paid-in capital (Note 22)		7,511.17		13,791.14	313.86		13,272.57
Deferred stock compensation (Note 22)		(43.25)		(2,674.34)	(60.86)		(3,185.14)
Accumulated other comprehensive income		(1,753.76)		321.71	7.32		96.09
Retained earnings (Note 18)		36,394.78		49,862.35	1,134.78		45,138.37
Equity shares held by a controlled Trust: 7,893,060, 7,891,560 and 7,869,060 shares as of March 31, 2005, September 30, 2004 and 2005 (Note 22)		(0.08)		(0.08)	—		(0.08)

Total stockholders’ equity		43,506.76		64,130.69	1,459.51		56,728.95

Total liabilities and stockholders’ equity	Rs.	58,927.99	Rs.	83,234.56	$1,894.28	Rs.	72,075.11

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended September 30,					Six months ended September 30,
	2004		2005		2005	2004		2005		2005
					Convenience					Convenience
					translation					translation into
					into US$					US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:

Global IT Services and Products
IT Services	Rs.	13,240.83	Rs.	17,052.15	$388.08	Rs.	25,394.49	Rs.	32,653.98	$743.15
BPO Services		1,673.94		1,824.02	41.51		3,058.15		3,652.06	83.11
India and AsiaPac IT Services and Products
Services		1,138.50		1,422.73	32.38		2,076.93		2,845.34	64.76
Products		1,959.42		2,479.08	56.42		3,576.27		4,468.82	101.70
Consumer Care and Lighting		1,109.67		1,358.75	30.92		2,136.19		2,681.02	61.02
Others		674.28		829.68	18.88		1,250.81		1,530.37	34.83

Total		19,796.64		24,966.41	568.19		37,492.84		47,831.59	1,088.57

Cost of revenues:					—

Global IT Services and Products
IT Services		8,212.87		11,065.97	251.84		15,615.05		20,908.81	475.85
BPO Services		1,130.45		1,390.26	31.64		2,063.85		2,862.53	65.15
India and AsiaPac IT Services and Product					—
Services		639.27		829.86	18.89		1,186.67		1,680.27	38.24
Products		1,773.58		2,219.88	50.52		3,249.29		3,986.08	90.72
Consumer Care and Lighting		709.28		878.44	19.99		1,349.29		1,704.27	38.79
Others		463.08		614.21	13.98		852.81		1,139.13	25.92

Total		12,928.53		16,998.62	386.86		24,316.96		32,281.09	734.66

Gross profit		6,868.11		7,967.79	181.33		13,175.88		15,550.50	353.90
Operating expenses:					—
Selling and marketing expenses		(1,315.72)		(1,599.45)	(36.40)		(2,616.86)		(3,239.50)	(73.73)
General and administrative expenses		(936.90)		(1,261.57)	(28.71)		(1,792.73)		(2,432.53)	(55.36)
Research and development expenses		(73.18)		(46.31)	(1.05)		(131.33)		(88.86)	(2.02)
Amortization of intangible assets (Note 10)		(49.78)		(10.54)	(0.24)		(99.41)		(25.08)	(0.57)
Foreign exchange gains/(losses), net		27.53		55.29	1.26		(440.39)		(92.94)	(2.12)
Others, net		25.06		13.44	0.31		31.91		32.20	0.73

Operating income		4,545.12		5,118.65	116.49		8,127.07		9,703.79	220.84
Loss on direct issue of stock by subsidiary		(196.16)		—	—		(196.16)		—	—
Other income, net (Note 19)		152.69		293.53	6.68		414.94		507.15	11.54
Equity in earnings/(losses) of affiliates (Note 13)		32.80		82.95	1.89		62.40		139.20	3.17

Income before income taxes and minority interest		4,534.45		5,495.13	125.06		8,408.25		10,350.14	235.55
Income taxes (Note 21)		(678.94)		(790.95)	(18.00)		(1,276.76)		(1,376.98)	(31.34)
Minority interest		(20.72)		—	—		(42.33)		(1.40)	(0.03)

Net income	Rs.	3,834.79	Rs.	4,704.18	$107.06	Rs.	7,089.16	Rs.	8,971.76	$204.18

Earnings per equity share: (Note 23)
Basic		2.76		3.35	0.08		5.10		6.40	0.15
Diluted		2.74		3.32	0.08		5.07		6.33	0.14
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,389,130,272		1,403,065,125	1,403,065,125		1,388,937,632		1,401,305,426	1,401,305,426
Diluted		1,393,778,176		1,416,017,738	1,416,017,738		1,392,541,590		1,417,562,951	1,417,562,951
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

				Additional						Accumulated Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2004	1,396,554,912	Rs.	465.52	Rs.	7,176.68	Rs.	(9.88)			Rs.	918.64	Rs.	37,812.87	(7,887,060)	Rs.	(0.08)	Rs.	46,363.75

Cash dividends paid (unaudited)	—		—		—		—		—		—		(7,575.99)	—		—		(7,575.99)
Issuance of equity shares on exercise of options (unaudited)	1,348,434		1.12		294.93		—		—		—		—	—		—		296.05
Equity shares forfeited, net of issuance by Trust (unaudited)	—		—		—		—		—		—		—	(4,500)		—		—
Stock split effected in the form of stock dividend (unaudited) (Note 16)	—		931.26		—		—		—		—		(931.26)	—		—		—
Compensation related to employee stock incentive plan (unaudited)	—		—		39.56		(39.56)		—		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		6.19		—		—		—	—		—		6.19

Comprehensive income

Net income (unaudited)	—		—		—		—	Rs.	7,089.16		—		7,089.16	—		—		7,089.16

Other comprehensive income / (loss)
Translation adjustments(unaudited)	—		—		—		—		80.23		—		—	—		—		—
Unrealised loss on investment securities, net (unaudited)	—		—		—		—		(13.36)		—		—	—		—		—
Unrealized loss on cashflow hedging derivatives (unaudited)	—		—		—		—		(2,739.27)		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)							—		(2,672.40)		(2,672.40)		—	—		—		(2,672.40)

Comprehensive income (unaudited)								Rs.	4,416.76

Balance as of September 30, 2004 (unaudited)	1,397,903,346	Rs.	1,397.90	Rs.	7,511.17	Rs.	(43.25)			Rs.	(1,753.76)	Rs.	36,394.78	(7,891,560)	Rs.	(0.08)	Rs.	43,506.76

Issuance of equity shares on exercise of options (unaudited)	9,237,698		9.24		2,271.84		—		—		—		—			—		2,281.08
Equity shares issued by Trust, net of forfeitures (unaudited)	—		—		—		—		—		—		—	(1,500)		—		—
Deferred Compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		3,489.56		(3,494.65)		—		—		—	—		—		5.09
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		352.76		—		—		—	—		—		352.76
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	8,743.59		—		8,743.59	—		—		8,743.59
Other comprehensive income
Translation adjustments (unaudited)	—		—		—		—		(50.54)		—		—	—		—		—

				Additional						Accumulated Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Unrealized gain/(loss) on investment securities, net (net of tax effect) (unaudited)									106.28
Unrealized gain on cash flow hedging derivatives, net (unaudited)	—		—		—		—		1,794.11		—		—	—		—		—

Total other comprehensive income (unaudited)									1,849.85		1,849.85		—	—		—		1,849.85

Comprehensive income (unaudited)								Rs.	10,593.44

Balance as of March 31, 2005	1,407,141,044	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(7,893,060)	Rs.	(0.08)	Rs.	56,728.95

Cash dividends (unaudited)	—		—		—		—				—		(3,997.74)	—		—		(3,997.74)
Issuance of equity shares on exercise of options (unaudited)	7,816,038		10.98		1,849.05		—				—		—	—		—		1,860.03
Stock split effected in the form of stock dividend (unaudited)	—		1,411.79		(1,161.75)		—				—		(250.04)	—		—		—
Equity shares granted by Trust (unaudited)	—		—		—		—		—		—		—	24,000		—		—
Reversals related to employee stock incentive plan, net of issuances (unaudited) (Note 22)	—		—		(168.73)		142.77				—		—	—		—		(25.96)
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		368.03		—		—		—	—		—		368.03
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	8,971.76		—		8,971.76	—		—		8,971.76
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		—		8.24		—		—	—		—		—
Unrealized gain on investment securities, net (unaudited)	—		—		—		—		138.27		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net (unaudited)	—		—		—		—		79.11		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		—		225.62		225.62		—	—		—		225.62

Comprehensive income (unaudited)								Rs.	9,197.38

Balance as of September 30, 2005 (unaudited)	1,414,957,082	Rs.	2,829.91	Rs.	13,791.14	Rs.	(2,674.34)			Rs.	321.71	Rs.	49,862.35	(7,869,060)	Rs.	(0.08)	Rs.	64,130.69

Balance as of September 30, 2005 (unaudited) ($)			$64.40		$313.86		$(60.86)				$7.33		$1,134.78			$—		$1,459.51

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Six months ended September 30,
	2004		2005		2005
					Convenience
					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	7,089.16	Rs.	8,971.76	$204.18
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(98.27)		(7.29)	(0.17)
(Gain)/loss on sale of liquid and short-term mutual funds		34.95		(46.89)	(1.07)
Depreciation and amortization		1,184.12		1,506.07	34.28
Deferred tax charge/(benefit)		(8.40)		29.13	0.66
Loss on direct issue of stock by affiliate		196.16		—	—
Amortization of deferred stock compensation		6.19		342.07	7.78
Equity in earnings of affiliates		(62.40)		(139.20)	(3.17)
Minority interest		42.33		1.40	0.03
Changes in operating assets and liabilities:					—
Accounts receivable		(1,153.09)		(2,083.38)	(47.41)
Costs and earnings in excess of billings on contracts in progress		(1,550.06)		(1,800.24)	(40.97)
Inventories		144.27		32.42	0.74
Other assets		622.61		(1,487.36)	(33.85)
Accounts payable		542.64		(124.84)	(2.84)
Accrued expenses and employee costs		1,295.11		2,281.09	51.91
Advances from customers		124.80		438.39	9.98
Other liabilities		842.22		937.78	21.34

Net cash provided by operating activities		9,252.34		8,850.91	201.43

Cash flows from investing activities:					—
Expenditure on property, plant and equipment		(3,148.70)		(3,490.57)	(79.44)
Proceeds from sale of property, plant and equipment		252.74		47.56	1.08
Dividends received from affiliates		8.40		—	—
Purchase of investments in liquid and short-term mutual funds		(29,599.35)		(23,662.41)	(538.52)
Proceeds from sale of liquid and short-term mutual funds		30,111.35		19,175.91	436.41
Purchase of intangible assets		(298.13)		—	—
Payment for acquisitions, net of cash acquired		(103.61)		(852.00)	(19.39)

Net cash used in investing activities		(2,777.30)		(8,781.51)	(199.85)

Cash flows from financing activities:
Proceeds from issuance of equity shares		296.05		1,860.03	42.33
Proceeds from issuance of equity shares by a subsidiary		256.55		—	—
Proceeds from/(repayments of) short-term borrowing from banks, net		(303.42)		611.13	13.91
Payment of cash dividends		(7,575.99)		(3,997.74)	(90.98)

Net cash used in financing activities		(7,326.81)		(1,526.58)	(34.74)

Net decrease in cash and cash equivalents during the period		(851.77)		(1,457.18)	(33.16)
Effect of exchange rate changes on cash		1.20		0.50	0.01
Cash and cash equivalents at the beginning of the period		3,297.16		5,670.76	129.06

Cash and cash equivalents at the end of the period	Rs.	2,446.59	Rs.	4,214.08	$95.91

Supplementary information:
Cash paid for interest		26.74		8.99	0.20
Cash paid for taxes		1,147.25		1,895.35	43.13
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Infrastructure Engineering Limited (formerly known as Wipro Fluid Power Limited), Spectramind Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited, Wipro Shanghai Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, referred to as the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended March 31, 2005.
     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the six months ended September 30, 2005, have been translated into US dollars at the noon buying rate in New York City on September 30, 2005, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 43.94. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.
     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from sale of products is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.
     The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds.

The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.
     The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 25 years
Technology-based intangibles	5 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.
     Impairment or disposal of long-lived assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. For fixed awards that vest on a pro-rata basis, the Company recognizes compensation cost on a straight-line basis.
     The Company has adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.
     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Six months ended September 30,
	2004		2005
	((Unaudited))		(Unaudited)
Net income, as reported	Rs.	7,089.16	Rs.	8,971.76
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		6.19		295.54
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(711.73)		(641.05)

Pro-forma net income	Rs.	6,383.62	Rs.	8,626.25

Earnings per share: Basic
As reported		5.10		6.40
Pro-forma		4.60		6.16
Earnings per share: Diluted
As reported		5.07		6.33
Pro-forma		4.57		6.11
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging).
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income.
     The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument. However, for derivatives acquired pursuant to roll over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness.

     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.
     Recent accounting pronouncement. In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.
     SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS No. 123R from April 1, 2006. The cumulative effect of initially applying this Statement, if any, is recognized on the effective date.
     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123.
     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro-forma disclosures required for those periods by Statement 123.
     If the Company had amortized the stock-based employee compensation expense determined under the fair value method, the Company’s net income as reported for the six months ended September 30, 2004 and 2005 would have been reduced by Rs. 705.54 and Rs. 345.51, respectively as set out in the pro-forma disclosure above.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board (“APB”) Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154 applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact of SFAS No. 154 on its consolidated results of operations and financial condition.
3. Acquisition of Ownership Interest in a Subsidiary
     As of March 31, 2005, the Company held approximately 93% of the outstanding equity shares of Wipro BPO Solutions Limited. The remaining shares were held by the employee shareholders.
     During the six months ended September 30, 2005, the Company acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852.00. The step-acquisition resulted in goodwill of Rs. 304.14.

4. Cash and Cash Equivalents
     Cash and cash equivalents as of September 30, 2004 and 2005 comprise of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable as of September 30, 2004, and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended March
	Six months ended September 30,				31, 2005
	2004		2005		2005
	((Unaudited))		(Unaudited)
Balance at the beginning of the period	Rs.	720.02	Rs.	846.54	Rs.	720.02
Additional provision during the period, net of collections		158.41		203.40		151.89
Bad debts charged to provision		—		(3.53)		(25.37)

Balance at the end of the period	Rs.	878.43	Rs.	1,046.61	Rs.	846.54

6. Inventories
     Inventories consist of the following:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	30.95	Rs.	46.09	Rs.	38.41
Raw materials and components		537.31		760.77		829.77
Work-in-process		216.82		263.03		212.51
Finished goods		508.84		666.85		688.47

	Rs.	1,293.92	Rs.	1,736.74	Rs.	1,769.16

7. Other Assets
     Other assets consist of the following:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	579.53	Rs.	1,050.48	Rs.	790.13
Prepaid rentals for leasehold land		31.06		459.99		61.67
Due from officers and employees		764.32		1,078.62		603.44
Advances to suppliers		241.08		327.41		227.10
Balances with statutory authorities		33.65		75.74		20.20
Deposits		803.16		946.25		888.62
Advance income taxes		498.22		709.45		166.76
Derivative asset		—		115.58		379.69
Others		363.99		637.94		593.89

		3,315.01		5,401.46		3,731.50
Less: Current assets		(2,596.86)		(4,157.42)		(2,950.58)

	Rs.	718.15	Rs.	1,244.04	Rs.	780.92

8. Investment Securities
     Investment securities consist of the following:

	As of September 30, 2004						As of September 30, 2005
	(Unaudited)						(Unaudited)
			Gross						Gross
			Unrealized						Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	17,923.76	Rs.	(5.02)	Rs.	17,918.74	Rs.	27,333.56	Rs.	381.94	27,715.50

	As of March 31, 2005
			Gross Unrealized
	Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	22,794.72	Rs.	162.87	Rs.	22,957.59

     Dividends from available-for-sale securities during the six months ended September 30, 2004 and 2005 were Rs. 369.28 and Rs. 345.57, respectively and is included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Land	Rs.	713.20	Rs.	1,251.63	Rs.	1,206.85
Buildings		3,503.86		4,527.16		3,980.05
Plant and machinery		8,930.78		11,401.33		10,308.62
Furniture, fixtures and equipment		2,099.40		2,753.35		2,494.39
Vehicles
		930.89		1,218.88		1,053.28
Computer software for internal use		1,257.21		1,476.48		1,354.81
Capital work-in-progress		2,249.76		3,814.94		2,603.85

		19,685.10		26,443.77		23,001.85
Accumulated depreciation and amortization		(8,518.38)		(11,231.86)		(9,800.57)

	Rs.	11,166.72	Rs.	15,211.91	Rs.	13,201.28

Depreciation expense for the six months ended September 30, 2004 and 2005 is Rs. 1,084.71 and Rs. 1,480.99 respectively. This includes Rs. 87.16 and Rs. 98.12 as amortization of capitalized internal use software, during the six months ended September 30, 2004 and 2005, respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of September 30,
	2004						2005
	(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	34.30	Rs.	15.81	Rs.	18.49	Rs.	34.30	Rs.	24.29	Rs.	10.01
Customer-related intangibles		560.97		515.79		45.18		575.81		552.37		23.44
Marketing-related intangibles		382.43		42.11		340.32		382.43		63.01		319.42
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	978.65	Rs.	574.66	Rs.	403.99	Rs.	993.49	Rs.	640.62	Rs.	352.87

	As of March 31, 2005
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	34.30	Rs.	19.68	Rs.	14.62
Customer-related intangibles		560.97		542.18		18.79
Marketing-related intangibles		382.43		52.73		329.70
Others		0.95		0.95		—

	Rs.	978.65	Rs.	615.54	Rs.	363.11

     The movement in goodwill balance is given below:

	Six months ended September 30,				Year ended
					March 31,
	2004		2005
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	5,368.70	Rs.	5,614.98	Rs.	5,368.70
Goodwill relating to acquisitions		39.27		304.14		206.72
Effect of translation adjustments		79.51		5.75		39.56

Balance at the end of the period	Rs.	5,487.48	Rs.	5,924.87	Rs.	5,614.98

     Goodwill as of September 30, 2004, 2005 and March 31, 2005 has been allocated to the following reportable segments:

Segment	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Global IT Services and Products	Rs.	4,831.24	Rs.	5,268.63	Rs.	4,958.74
India and AsiaPac IT Services and Products		656.24		656.24		656.24

Total	Rs.	5,487.48	Rs.	5,924.87	Rs.	5,614.98

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	1,167.77	Rs.	1,863.73	Rs.	1,484.20
Taxes payable		21.10		182.71		19.67
Warranty obligations		305.63		410.89		361.08
Derivative liability		1,434.65		147.18		—
Others		251.79		414.38		270.21

	Rs.	3,180.94	Rs.	3,018.89	Rs.	2,135.16

     The activity in warranty obligations is given below:

	Six months ended September 30,				Year ended March
					31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	357.36	Rs.	361.08	Rs.	357.36
Additional provision during the period		161.05		194.48		373.46
Reduction due to payments		(212.78)		(144.67)		(369.74)

Balance at the end of the period	Rs.	305.63	Rs.	410.89	Rs.	361.08

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 263.50 and Rs. 400.88 for the six months ended September 30, 2004 and 2005, respectively.
     Details of contractual payments under non-cancelable leases is given below:

	(Unaudited)
Year ending September 30,
2006	Rs.	124.43
2007		128.28
2008		136.45
2009		125.80
2010		117.31
Thereafter		203.78

Total	Rs.	836.05

     Other assets as of March 31, 2005, September 30, 2004 and 2005 include Rs. 61.67, Rs. 31.06 and Rs. 459.99, respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years, 60 years and 90 years, respectively. The prepaid expense is being charged over the lease term.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2005, September 30, 2004 and 2005 was Rs. 582.41, Rs. 502.21 and Rs. 706.87, respectively. The Company’s equity in the income of Wipro GE for six months ended September 30, 2004 and 2005 was Rs. 45.75 and Rs. 124.46, respectively.
     In March 2005, Wipro GE received a demand of Rs. 616.90, including interest, from the income tax authorities for the financial year ended March 31, 2002. The tax demand is mainly on account of denial of tax holiday benefits and transfer pricing adjustments. Wipro GE has filed an appeal against this demand. Wipro GE believes that the demand is without merit and has concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the financial position or overall trends in results of operations.
WeP Peripherals
     The Company has accounted for its 40.5% and 37.7% interest as of September 30, 2004 and 2005, respectively in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2005, September 30, 2004 and 2005, was Rs. 186.83, Rs.171.35 and Rs. 201.57, respectively. The Company’s equity in the income of WeP Peripherals for the six months ended September 30, 2004 and 2005 was Rs. 16.65 and Rs. 14.74, respectively. During the six months ended September 30, 2004 the Company received dividends of Rs.8.40 from WeP Peripherals.
14. Financial Instruments and Concentration of Risk
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of September 30,		As of March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$1,122.83	$515.58	$855.70
	—	£27.00	£11.00
Buy	—	—	$4.00
Purchased options (sell)	—	$50.00	—
Net written options (sell)	$31.00	$6.00	$8.00
	—	£59.00	—
     In connection with cash flow hedges, the Company has recorded Rs. 113.81, (Rs. 1,680.30) and Rs. 192.92 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005, September 30, 2004 and September 30, 2005.

     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2005, six months ended September 30, 2004 and 2005.

	As of September 30,				As of March
					31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	1,058.97	Rs.	113.81	Rs.	1,058.97
Net gains reclassified into net income on occurrence of hedged transactions		649.19		(90.02)		(1,015.79)
Deferred cancellation gains/(losses) relating to roll-over hedging		(547.56)		307.86		(159.60)
Changes in fair value of effective portion of outstanding derivatives		(2,840.90)		(138.74)		230.23

Unrealized loss on cashflow hedging derivatives, net		(2,739.27)		79.11		(945.16)

Balance as at the end of the period	Rs.	(1,680.30)	Rs.	192.92	Rs.	113.81

     As of September 30, 2004 and 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
     In addition, the Company has net written put options to sell US dollars which are ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options aggregating Rs. 202.27 and Rs. Nil have been recognized in the consolidated statements of income as foreign exchange losses, net for the six months ended September 30, 2004 and 2005, respectively.
15. Borrowings from Banks
     The Company has an Indian line of credit of Rs. 2,000 and a US line of credit of $25 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 9% and 8.5% for the six months ended September 30, 2004 and 2005, respectively. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.
16. Stock Dividend
     In June 2004, the members of the Company approved a stock dividend in the ratio of 2 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company has issued 465,631,260 additional shares and has transferred an amount of Rs. 931.26 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock dividend. In accordance with the shareholder’s approval, capitalization of retained earnings aggregating Rs. 931.26 has been recorded during the six months ended September 30, 2004.
     In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company issued 705,893,574 additional shares and has transferred an amount of Rs. 1,161.75 from additional paid in capital and Rs. 250.04 from retained earnings, to equity shares. The allocation between additional paid in capital and retained earnings is in line with the local statutory accounts. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. Capitalization of additional paid in capital and retained earnings aggregating Rs. 1,411.79 has been recorded in the six months ended September 30, 2005.
17. Equity Shares and Dividends
     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 18,975,000 ADSs representing 18,975,000 equity shares (one ADS represents one equity share), at an offering price of $6.90 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.
     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.
     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     The Company paid cash dividends of Rs. 7,575.99 and Rs. 3,997.74 during the six months ended September 30, 2004 and 2005, respectively. The dividends per share were Rs. 9.67 and Rs. 2.50 per share during the six months ended September 30, 2004 and 2005, respectively.
18. Retained Earnings
     The Company’s retained earnings as of March 31, 2005, September 30, 2004 and September 30, 2005 include restricted retained earnings of Rs. 259.54, Rs. 259.54 and Rs. 9.50, respectively, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.
     Retained earnings as of March 31, 2005, September 30, 2004 and 2005, also include Rs. 634.04, Rs. 538.36 and Rs. 773.24, respectively, of undistributed earnings in equity of affiliates.
19. Other Income, Net
     Other income consists of the following:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Interest income/(expense), net	Rs.	(16.88)	Rs.	108.19
Dividend income		369.28		345.57
Gain/(loss) on sale of liquid and short-term mutual funds		(34.95)		46.89
Others		97.49		6.5

	Rs.	414.94	Rs.	507.15

20. Shipping and Handling Costs
     Selling and marketing expenses for the six months ended September 30, 2004 and 2005, include shipping and handling costs of Rs. 40.35 and Rs. 54.72, respectively.
21. Income Taxes
     Income taxes have been allocated as follows:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Net income	Rs.	1,276.76	Rs.	1,376.98
Stockholders equity for:
Unrealized gain/(loss) on investment securities, net		(1.76)		80.80

Total income taxes	Rs.	1,275.00	Rs.	1,457.78

     Income taxes relating to continuing operations consist of the following:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	687.40	Rs.	768.27
Foreign		597.76		579.58

	Rs.	1,285.16	Rs.	1,347.85

Deferred taxes
Domestic		—		29.13
Foreign		(8.40)		—

		(8.40)		29.13

Total income tax expense	Rs.	1,276.76	Rs.	1,376.98

     Domestic current taxes for the six months ended September 30, 2005 include reversal of provision of Rs. 164.09 in respect of earlier years due to a favorable tax order.
22. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 230,646, 1,313,130 and 230,646 shares held by employees as of March 31, 2005, September 30, 2004 and 2005, respectively, subject to vesting conditions are included in the outstanding equity shares.
     The movement in the shares held by the WERT is given below:

	Six months ended		Year ended
	September 30,		March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,887,060	7,893,060	7,887,060
Shares granted to employees	—	(24,000)	—
Grants forfeited by employees	4,500	—	6,000

Shares held at the end of the period	7,891,560	7,869,060	7,893,060

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the six months ended September 30, 2004 and 2005, was Rs. 6.19 and Rs. 9.64, respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.
     Stock option activity under the 1999 Plan is as follows:

	Six months ended September 30, 2004 (Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	7,114,662	Rs.	171 – 181	Rs.	181	18 months
	12,596,220		309 – 421		311	26 months

Forfeited during the period	(66,090)		171 – 181		181	—
	(402,300)		309 – 421		309	—

Exercised during the period	(832,854)		171 – 181		180	—

	Six months ended September 30, 2004 (Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the end of the period	6,215,718		171 – 181		181	12 months
	12,193,920		309 – 421		311	20 months

Exercisable at the end of the period	4,364,818		171 – 181		181	12 months
	8,535,744	Rs.	309 – 421	Rs.	311	20 months

	Six months ended September 30, 2005(Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	3,464,298	Rs.	171 – 181		181	6 months
	9,939,724		309 – 421		311	14 months

Forfeited during the period	(10,540)		171 – 181		181	—
	(173,365)		309 – 421		317	—

Exercised during the period	(3,383,936)		171 – 181		181	—
	(1,863,860)		309 – 421		309	—

Lapsed during the period	(69,822)		171 – 181		181	—

Outstanding at the end of the period	—		171 – 181		—	—
	7,902,499		309 – 421		311	9 months

Exercisable at the end of the period	—		171 – 181		—	—
	7,843,009	Rs.	309 – 421	Rs.	311	9 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.
Stock option activity under the 2000 Plan is as follows:

	Six months ended September 30, 2004(Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	514,800	Rs.	172 – 256	Rs.	230	45 months
	31,135,056		265 – 396		266	47 months
	13,627,098		397 – 458		399	30 months

Forfeited during the period	(51,000)		172 – 256		229	—
	(1,285,440)		265 – 396		266
	(370,950)		397 – 458		402	—

Exercised during the period	(12,954)		172 – 256		217
	(18,606)		265 – 396		265

Outstanding at the end of the period	450,846		172 – 256		233	39 months
	29,831,010		265 – 396		266	41 months
	13,256,148		397 – 458		399	24 months

Exercisable at the end of the period	169,534		172 – 256		233	39 months
	11,937,198		265 – 396		266	41 months
	5,965,266	Rs.	397 – 458	Rs.	399	24 months

	Six months ended September 30, 2005(Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	392,896	Rs.	172 – 256		231	33 months
	26,180,498		265 – 396		267	35 months
	12,661,148		397 – 458		399	18 months

Forfeited during the period	(12,300)		172 – 256		231	—
	(466,844)		265 – 396		268	—
	(484,950)		397 – 458		398	—

Exercised during the period	(44,180)		172 – 256		232	—
	(2,315,540)		265 – 396		264	—

Outstanding at the end of the period	336,416		172 – 256		233	27 months
	23,398,114		265 – 396		267	29 months
	12,176,198		397 – 458		398	12 months

Exercisable at the end of the period	153,895		172 – 256		233	27 months
	14,059,998		265 – 396		267	29 months
	8,523,339	Rs.	397 – 458	Rs.	399	12 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.
Stock option activity under the 2000 ADS Plan is as follows:

	Six months ended September 30, 2004 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average exercise	contractual life
	of options	prices	price	(months)
Outstanding at the beginning of the period	429,300	$3.46 – 5.01	$4.32	42 months
	3,392,022	5.82 – 6.90	6.40	33 months

Forfeited during the period	(60,000)	5.82 – 6.90	6.53	—
Exercised during the period	(4,650)	3.46 – 5.01	4.35
	(479,370)	5.82 – 6.90	6.44	—

Outstanding at the end of the period	424,650	3.46 – 5.01	4.32	36 months
	2,852,652	5.82 – 6.90	6.44	22 months

Exercisable at the end of the period	119,926	3.46 – 5.01	4.36	36 months
	2,045,788	$5.82 – 6.90	$6.57	19 months

	Six months ended September 30, 2005 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average exercise	contractual life
	of options	prices	price	(months)
Outstanding at the beginning of the period	404,550	$3.46 – 5.01	4.35	30 months
	2,030,700	5.82 – 6.90	6.50	21 months

Exercised during the period	(105,000)	3.46 – 5.01	4.50
	(103,526)	5.82 – 6.90	6.37	—

Outstanding at the end of the period	299,550	3.46 – 5.01	4.30	24 months
	1,927,174	5.82 – 6.90	6.41	15 months

Exercisable at the end of the period	148,943	3.46 – 5.01	4.33	24 months
	1,470,435	$5.82 – 6.90	$6.51	15 months

     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost. The Company has elected to amortize the deferred compensation cost on a straight-line basis over the vesting period.
     Stock option activity under WRSUP 2004 plan is as follows:

	Six months ended September 30, 2004 (Unaudited)
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	—	Rs.	—	—

Granted during the period	141,500		2	72 months

Outstanding at the end of the period	141,500		2	71 months

Exercisable at the end of the period	—	Rs.	—	—

	Six months ended September 30, 2005 (Unaudited)
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	9,519,656	Rs.	2	66 months

Forfeited during the period	(326,300)		2	—

Outstanding at the end of the period	9,193,356		2	60 months

Exercisable at the end of the period	—	Rs.	2	—

     Stock option activity under WARSUP 2004 plan is as follows :

	Six months ended September 30, 2005 (Unaudited)
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	1,536,100	$0.04	66 months

Forfeited during the period	(211,900)	0.04	—

Outstanding at the end of the period	1,324,200	0.04	60 months

Exercisable at the end of the period	—	$0.04	—

     During the six months ended September 30, 2005 the Company has amortized Rs. 315.03 of deferred compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Six months ended
	September 30, 2005
	(Unaudited)
Cost of revenues	Rs.	223.71
Selling and marketing expenses		39.01
General and administrative expenses		52.31

	Rs.	315.03

     The unamortized deferred compensation cost as at September 30, 2005 of Rs. 2,674.34 arising from such grants is being amortized over the vesting period of the options.
23. Earnings Per Share
     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	7,089.16	Rs.	8,971.76
Effect of dilutive instruments of subsidiary		(27.97)		—

Net income (adjusted for full dilution)	Rs.	7,061.19	Rs.	8,971.76

Equity shares
Weighted average number of equity shares outstanding		1,388,937,632		1,401,305,426
Effect of dilutive equivalent shares-stock options		3,603,958		16,257,525

Weighted average number of equity shares and equivalent shares outstanding		1,392,541,590		1,417,562,951

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
     Options to purchase 25,450,070 and 12,176,198 equity shares were outstanding during the six months ended September 30, 2004 and 2005, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.
24. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the six months ended September 30, 2004 and 2005 included:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Service cost	Rs.	4.04	Rs.	3.86
Interest cost		3.74		4.98
Expected return on assets		(0.98)		(1.02)
Amortization of transition liabilities		2.92		3.60

Net gratuity cost	Rs.	9.72	Rs.	11.42

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Government.
     The Company contributed Rs. 462.57 and Rs. 328.53 to various defined contribution and benefit plans during the six months ended September 30, 2004 and 2005, respectively.
25. Related Party Transactions
     The Company has the following transactions with related parties:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	47.38	Rs.	64.40

WeP Peripherals:
Revenues from sale of computer equipment and services		5.24		8.24
Payment for services		—		5.24
Purchase of printers		78.57		75.85

Azim Premji Foundation:
Revenues from sale of computer equipment and services		5.70		0.38

Principal shareholder:
Payment of lease rentals		0.75		0.75
     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
Wipro GE	Rs.	47.38	Rs.	64.40	Rs.	20.94
WeP Peripherals		5.24		8.24		1.90
Azim Premji Foundation		5.70		0.38		6.71

	Rs.	58.32	Rs.	73.02	Rs.	29.55

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of September 30,				As of March 31,
	2004		2005		2005
	(Unaudited)		(Unaudited)
WeP Peripherals	Rs.	78.57	Rs.	81.09	Rs.	—

	Rs.	78.57	Rs.	81.09	Rs.	—

26. Commitments and Contingencies
     Capital commitments. As of March 31, 2005, September 30, 2004 and 2005, the Company had committed to spend approximately Rs. 1,180.80, Rs. 596.40 and Rs. 2,130.26, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of September 30, 2005, the Company has met all commitments required under the plan.
     Guarantees. As of March 31, 2005, September 30, 2004 and 2005 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 2,243.12, Rs. 1,730.00 and Rs. 2,373.06, respectively, as part of the bank line of credit.
     Contingencies and lawsuits. In March 2004, the Company received a demand from the tax authorities of Rs. 2,614.57, including interest, upon completion of their tax review for the financial year ended March 31, 2001. The tax demand is mainly on account of disallowances of deduction claimed by Company under section 10A of the Income Tax Act of India, 1961, which allows a tax holiday in respect of profits earned on some of the undertakings of the Company. On similar grounds, in March 2005, the Company received a demand from the tax authorities of Rs. 2,617.15, including interest, upon completion of their tax review for the financial year ended March 31, 2002. Management, including external counsel has concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. As of September 30, 2004 and September 30, 2005, the net exposure of the Company was Rs. 2,315.57 and Rs. 4,737.95, respectively.
     In June 2005, the Income Tax appellate Tribunal (ITAT) has upheld, for a different assessment year, certain income tax deductions claimed by the Company. Applying such principles to the above assessment year, the demand made by the tax authorities for the financial years ended March 31, 2001 and 2002, is expected to reduce by Rs. 2,159.38.
     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.
     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.
27. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.
     Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the Company reorganized the management structure of Global IT Services and Products Segment. Pursuant to this reorganization, the Company identified new operating segments. Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s new reportable segments. Consequently, IT Services and BPO services now qualify as reportable segments. Segment data for previous periods have been reclassified to conform to the current period presentation.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:
     Information on reportable segments is as follows:

	Six months ended September 30, 2004 (Unaudited)
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	25,394.49	Rs.	3,058.15	Rs.	28,452.64	Rs.	5,653.20	Rs.	2,136.19	Rs.	1,250.81	Rs.	—	Rs.	37,492.84
Exchange rate fluctuations		(290.60)		(12.24)		(302.84)		(17.23)		(0.45)		(3.73)		324.25		—

Total revenues		25,103.89		3,045.91		28,149.80		5,635.97		2,135.74		1,247.08		324.25		37,492.84
Cost of revenues		(15,615.05)		(2,063.85)		(17,678.90)		(4,435.96)		(1,349.29)		(852.81)		—		(24,316.96)
Selling and marketing expenses		(1,534.29)		(53.11)		(1,587.40)		(505.40)		(426.98)		(83.95)		(13.13)		(2,616.86)
General and administrative expenses		(1,060.32)		(254.96)		(1,315.28)		(367.52)		(44.03)		(61.52)		(4.38)		(1,792.73)
Research and development expenses		(131.33)				(131.33)		—		—		—		—		(131.33)
Amortization of intangible assets		(26.00)		(70.00)		(96.00)		—		(3.41)		—		—		(99.41)
Exchange rate fluctuations		—				—		—		—		—		(440.39)		(440.39)
Others, net		4.62		(0.27)		4.35		2.45		7.19		8.94		8.98		31.91

Operating income of segment		6,741.52		603.72	Rs.	7,345.24	Rs.	329.54	Rs.	319.22	Rs.	257.74	Rs.	(124.67)	Rs.	8,127.07

Total assets of segment (2)	Rs.	25,486.73	Rs.	7,626.60	Rs.	33,113.33	Rs.	4,607.00	Rs.	1,514.51	Rs.	1,785.39	Rs.	17,907.76	Rs.	58,927.99
Capital employed (2)		15,084.98		7,122.35		22,207.33		1,743.92		749.70		1,272.08		19,438.77		45,411.80
Return on capital employed (1), (2)		84%		18%		65%		34%		93%		—		—		—
Accounts receivable		8,391.42		784.93		9,176.35		2,232.41		269.01		448.26		—		12,126.03
Cash and cash equivalents and investments in liquid and short-term mutual funds		1,031.48		975.69		2,007.17		306.54		83.18		559.99		17,408.45		20,365.33
Depreciation		706.10		249.06		955.16		47.18		36.85		21.45		24.07		1,084.71

	Six months ended September 30, 2005 (Unaudited)
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	32,653.98	Rs.	3,652.06	Rs.	36,306.04	Rs.	7,314.16	Rs.	2,681.02	Rs.	1,530.37	Rs.	—	Rs.	47,831.59
Exchange rate fluctuations		(84.57)		(14.05)		(98.62)		1.90		(0.27)		4.05		92.94		—

Total revenues		32,569.41		3,638.01		36,207.42		7,316.06		2,680.75		1,534.42		92.94		47,831.59
Cost of revenues		(20,908.81)		(2,862.53)		(23,771.34)		(5,666.35)		(1,704.27)		(1,139.13)		—		(32,281.09)
Selling and marketing expenses		(1,873.99)		(33.95)		(1,907.94)		(653.27)		(553.04)		(117.60)		(7.65)		(3,239.50)
General and administrative expenses		(1,483.00)		(383.83)		(1,866.83)		(416.70)		(44.86)		(51.91)		(52.23)		(2,432.53)
Research and development expenses		(88.86)		—		(88.86)		—		—		—		—		(88.86)
Amortization of intangible assets		(8.00)		(2.47)		(10.47)		(4.00)		(10.61)		—		—		(25.08)
Exchange rate fluctuations		—		—		—		—		—		—		(92.94)		(92.94)
Others, net		6.66		—		6.66		2.94		7.98		7.46		7.16		32.20

Operating income of segment (1)	Rs.	8,213.41	Rs.	355.23	Rs.	8,568.64	Rs.	578.68	Rs.	375.95	Rs.	233.24	Rs.	(52.72)	Rs.	9,703.79

Total assets of segment (2)	Rs.	32,313.68	Rs.	10,157.41	Rs.	42,471.09	Rs.	6,043.02	Rs.	2,147.28	Rs.	2,218.90	Rs.	30,354.27	Rs.	83,234.56
Capital employed (3)		21,586.26		9,305.88		30,892.14		2,052.89		1,034.80		1,552.09		30,101.32		65,633.24
Return on capital employed (2),(3)		74%		9%		57%		63%		76%		—		—		27%
Accounts receivable		12,331.61		943.81		13,275.42		2,483.20		480.62		650.50		—		16,889.74
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,077.93		2,305.68		4,383.61		262.53		182.68		441.48		26,659.28		31,929.58
Depreciation		1,033.57		310.93		1,344.50		51.91		35.84		27.01		21.73		1,480.99

(1) Operating income of IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 270.23, Rs. 13.77, Rs. 20.09, Rs. 4.07, Rs. 5.11 and Rs. 28.80, respectively, of amortization of deferred stock compensation cost arising from the grant of options.
(2) Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.
(3) The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656.24 as of September 30, 2004 and 2005 has been reported as a component of reconciling items.
     The Company has four geographic segments: India, United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Six months ended September 30,
	2004		2005
	(Unaudited)		(Unaudited)
India	Rs.	8,323.35	Rs.	10,075.59
United States		19,718.71		24,062.14
Europe		7,518.27		10,712.89
Rest of the world		1,932.51		2,980.97

	Rs.	37,492.84	Rs.	47,831.59

28. Fair Value of Financial Instruments
     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.
     We have the following principal business segments:
•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.

Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in US GAAP have been combined to form our new reportable segments. Consequently, IT Services and BPO services now qualify as reportable segments. Segment data for previous periods have been reclassified to conform to the current period presentation.

Our Global IT Services and Products segment accounted for 76% of our revenue and 88% of our operating income for the six months ended September 30, 2005.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, the AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 15% of our revenue and 6% of our operating income for the six months ended September 30, 2005.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 6% of our revenue and 4% of our operating income for the six months ended September 30, 2005.
     Our revenue, net income and other selected financial information for the three month and six month periods ended September 30, 2004 and 2005 are provided below.

	Wipro Limited and its subsidiaries
	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
	(in millions except				(in millions except
	earnings per share data)				earnings per share data)
Revenue	Rs.	19,797	Rs.	24,966	Rs.	37,493	Rs.	47,832
Cost of revenue		(12,929)		(16,999)		(24,317)		(32,281)
Gross profit		6,868		7967		13,176		15,551
Gross margins		35%		32%		35%		33%
Operating income		4,545		5,119		8,127		9,704
Loss on direct issue of stock by subsidiary		(196)		—		(196)		—
Net income		3,835		4,704		7,089		8,972
Earnings per share
Basic		2.76		3.35		5.10		6.40
Diluted		2.74		3.32		5.07		6.33
     In July 2005, our shareholders approved a stock dividend, effective August 24, 2005, in the ratio of one additional equity share or ADS for every equity share or ADS held. In order to effect this stock dividend, we have issued 705,893,574 additional equity shares, including 10,316,675 additional ADSs issued in respect of outstanding ADSs on the record date, and have transferred an amount of Rs. 1,162 million from additional paid in capital and Rs. 250 million from retained earnings to equity capital in our balance sheet. Share and per share data for all periods reported have been adjusted to reflect the stock dividend, and the share and per share numbers reflected herein are give effect to the stock dividend.
     Our revenue and operating income by business segment are provided below for the three months and six months ended September 30, 2004 and 2005:

	Three months ended		Six months ended
	September 30,		September 30,
	2004	2005	2004	2005
Revenue:
Global IT Services and Products
IT Services	67%	69%	67%	68%
BPO Services	8	7	8	8

Total	75	76	75	76
India and AsiaPac IT Services and Products	16	16	15	15
Consumer Care and Lighting	6	5	6	6
Others	3	3	3	3
Reconciling Items	—	—	1	—

	100%	100%	100%	100%

Operating income:
Global IT Services and Products
IT Services	81%	84%	83%	85%
BPO Services	7	4	7	3

Total	88	88	90	88
India and AsiaPac IT Services and Products	5	6	4	6
Consumer Care and Lighting	4	4	4	4
Others	3	3	3	2
Reconciling items	—	(1)	(1)	—

	100%	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Infrastructure Engineering Limited and Wipro Biomed. Corporate activities such as treasury, legal, accounting and human resources, which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.
Global IT Services and Products

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Revenue	Rs.	14,956	Rs.	18,920	Rs.	28,150	Rs.	36,207
Gross profit		5612		6,464		10,471		12,436
Selling and marketing expenses		(798)		(919)		(1,588)		(1,908)
General and administrative expenses		(680)		(996)		(1,315)		(1,867)
Research and development expenses		(73)		(46)		(131)		(89)
Amortization of intangibles		(48)		(1)		(96)		(10)
Others, net		7		(1)		4		7
Operating income		4,020		4,500		7,345		8,569
Revenue growth rate over prior period		45%		27%		44%		29%
Gross margin		38%		34%		37%		34%
Operating margin		27%		24%		26%		24%
IT Services

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Revenue	Rs.	13,308	Rs.	17,108	Rs.	25,104	Rs.	32,569
Gross profit		5,095		6,042		9,489		11,661
Selling and marketing expenses		(771)		(908)		(1,534)		(1,874)
General and administrative expenses		(545)		(807)		(1,060)		(1,483)
Research and development expenses		(73)		(46)		(131)		(89)
Amortization of intangibles		(13)				(26)		(8)
Others, net		7		(1)		5		7

	Three months ended		Six months ended
	September 30,		September 30,
	2004	2005	2004	2005
	(in millions)		(in millions)
Operating income	3,700	4,279	6,742	8,213
Revenue growth rate over prior period	42%	29%	41%	30%
Gross margin	38%	35%	38%	36%
Operating margin	28%	25%	27%	25%
BPO Services

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Revenue	Rs.	1,648	Rs.	1,812	Rs.	3,046	Rs.	3,638
Gross profit		517		422		982		775
Selling and marketing expenses		(27)		(11)		(53)		(34)
General and administrative expenses		(135)		(189)		(255)		(384)
Research and development expenses		—		—				—
Amortization of intangibles		(35)		(1)		(70)		(2)
Operating income		320		221		604		355
Revenue growth rate over prior period		71%		10%		74%		19%
Gross margin		31%		23%		32%		21%
Operating margin		19%		12%		20%		10%
     Revenue from our Global IT Services and Products business segment consists of revenue from IT services and BPO services. Revenue from IT services is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Revenue from BPO services is also derived from both time-based and unit-priced contracts. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Revenue from BPO services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Our Global IT Services and Products segment revenue also includes the impact of exchange rate fluctuations. To date, a substantial majority of our IT services and BPO services revenue has been derived from time-and-materials projects. From time to time, we may experience pricing pressure form our clients, especially during economic downturns, which could adversely affect our revenue, margins and gross profits. For example, clients often expect that as we do more business with them they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. As such, we believe the proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.
     The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.
     The revenue and profits for our IT Services segment in any period is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of September 30, 2005, 76% of our professionals in our IT Services segment were located in India. For the six months ended September 30, 2005, 45% of the revenues of our IT Services segment were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income for Global IT Services and Products, was Rs. 14,915 million and Rs. 18,876 million for the three months ended September 30, 2004 and 2005, respectively and Rs. 28,453 million and Rs. 36,306 million for the six months ended September 30, 2004 and 2005, respectively.
India and AsiaPac IT Services and Products

	Three months ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Revenue
Services	Rs.	1,139	Rs.	1,423	Rs.	2,077	Rs.	2,845
Products		1,954		2,490		3,559		4,471
Total		3,093		3,913		5,636		7,316
Gross profit
Services		500		593		890		1,165
Products		180		270		310		485
Total		680		863		1,200		1,650
Selling and marketing expenses		(250)		(346)		(505)		(653)
General and administrative expenses		(206)		(194)		(368)		(417)
Amortization of Intangibles				(4)				(4)
Others, net		1		2		3		3
Operating income		225		321		330		579
Revenue growth rate over prior period		60%		26%		73%		30%
Gross margin		22%		22%		21%		23%
Operating margin		7%		8%		6%		8%
     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer. Our business segment revenue includes the impact of exchange rate fluctuations.
     We have adopted the guidance in EITF Issue No. 00-21 in respect of all revenue arrangements involving multiple deliverables. Consequently, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation. However, the amount allocable to products is limited to the amount that is not contingent upon delivery of subsequent services.
     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and the AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, was Rs.3,098 million and Rs.3,902 million for the three months ended September 30, 2004 and 2005, respectively and Rs.5,653 million and Rs.7,314 million for the six months ended September 30, 2004 and 2005, respectively.
Consumer Care and Lighting

	Three months ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Revenue	Rs.	1,110	Rs.	1,359	Rs.	2,136	Rs.	2,681
Gross profit		400		481		786		976
Selling and marketing expenses		(213)		(269)		(427)		(553)
General and administrative expenses		(22)		(21)		(44)		(45)
Amortization of intangible assets		(2)		(5)		(3)		(11)
Others, net		4		5		7		8
Operating income		167		190		319		376
Revenue growth rate over prior period		29%		22%		30%		26%
Gross margin		36%		35%		37%		36%
Operating margin		15%		14%		15%		14%
     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.
     We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as employee compensation expenses and overhead costs for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.
Acquisition of Ownership Interest in a Subsidiary
     As of March 31, 2005, we held approximately 93% of the outstanding equity shares of Wipro BPO Solutions Limited (“Wipro BPO”). The remaining shares were held by the employee shareholders.
     During the six months ended September 30, 2005, we acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852 million. The step-acquisition resulted in goodwill of Rs. 304 million. As a result of the above transaction, Wipro BPO became our wholly owned subsidiary.
Amortization of Deferred Stock Compensation
     We use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant. We have elected to amortize the deferred stock compensation on a straight line basis over the vesting period of the equity shares.
     In the previous periods, equity shares were issued to our employees pursuant to our Wipro Equity Reward Trust (“WERT”). In June 2004, we established an option plan titled the Wipro Restricted Stock Unit Plan (“WRSUP 2004”) and a plan titled Wipro ADS Restricted Stock Unit Plan (“WARSUP 2004”). Options granted under these plans generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option held. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost.
     As of September 30, 2005, these were 9,193,356 restricted stock units, or RSUs, outstanding under the WRSUP 2004 plan and 1,324,200 RSUs outstanding under the WARSUP 2004 Plan. The deferred compensation cost of Rs. 3,334.99 arising from such grants is being amortized over the vesting period of five years.
     As a result of the above, we have amortized deferred stock compensation expenses of Rs. 6 million and Rs. 342 million for the six months ended September 30, 2004 and 2005 respectively.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
	(in millions)				(in millions)
Cost of revenue	Rs.	—	Rs.	110	Rs.	—	Rs.	224
Selling and marketing expenses		—		16		—		39
General and administrative expenses		2		41		6		79

	Rs.	2	Rs.	167	Rs.	6	Rs.	342

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 99 million and Rs. 25 million for the six months ended September 30, 2004 and 2005 respectively.
Foreign Exchange Gains, net
     Foreign exchange gains, net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency;

•	reclassification of gains or losses on derivative instruments, effective as cash flow hedges, from accumulated and other comprehensive income to net income on the occurrence of hedged transactions; and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.
Other Income, net
     Our other income includes interest income on short-term investments, net of interest expense on short-term debt, dividend income, realized gains/losses on the sale of investment securities and gains/losses on sale of property, plant and equipment.
Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.

     WeP Peripherals Ltd. (WeP). We hold a 37.7% equity interest in WeP Peripherals Ltd.
Income Taxes
     Our net income earned from providing services at client sites outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from units in designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively lower Indian tax liabilities.
     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones”, and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in India in recent years. For the six months ended September 30, 2004 and 2005 our tax benefits were Rs. 1,709 million and Rs. 2,358 million, respectively, from such tax incentives.
     The Finance Act, 2000 phases out the 10-year tax holiday for units in Software Technology Parks over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.
     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 had subjected 10% of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.
     For the six months ended September 30, 2005, excluding the reversal of tax provision of Rs. 164 million in respect of earlier years due to a favorable tax order, our effective tax rate was 14.9% and our Indian statutory tax rate for the same period was 33.7%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.
     In March 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income tax deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, on the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,615 million, including interest. On similar grounds, in March 2005, we received a demand from the tax authorities for Rs. 2,617 million, including interest, upon completion of tax review for our fiscal year ended March 31, 2002. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.
     Although we currently believe we will ultimately prevail in our appeals, the results of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeals, or any subsequent appeals, in any reporting period, the operating results and financial position of such reporting period could be materially adversely affected. After considering the provision made in the books based on our assessment, the net exposure on these tax demands as of September 30, 2004 and 2005, is Rs. 2,316 million and Rs. 4,738 million, respectively.
     In June 2005, the Income Tax Appellate Tribunal (“ITAT”) upheld, for a different year, certain income tax deductions claimed by us. Applying the principles settled by the ITAT, the demand made by the tax authorities for the financial years ended March 31, 2001 and 2002, is expected to be reduced by Rs. 2,159.38.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to the Finance Act, 2005, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess, on the value of such fringe benefits. We have accrued fringe benefits taxes of Rs. 110 million for the six months ended September 30, 2005. FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability.
Results of operations for the three months ended September 30, 2005 and 2004
     Revenue. Our total revenues increased by Rs. 5,169 million, or 26% from Rs. 19,797 million for the three months ended September 30, 2004 to Rs. 24,966 million for the three months ended September 30, 2005. This was driven primarily by a 29%, 9%, 26%, 22% and 23% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 27% from Rs. 14,915 million for the three months ended September 30, 2004 to Rs. 18,876 million for the three months ended September 30, 2005. This was primarily due to a 29% increase in revenue from IT Services and a 9% increase in the revenues from BPO Services. The increase in revenues from IT Services comprises of a 29% increase in the revenues from enterprise services and a 28% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and energy and utilities sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to the customers in the telecom and internetworking sectors and from the design and development of embedded software solutions for customers in the consumer electronics sector. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients.
     In our Global IT Services and Products business, we added 39 new clients during the three months ended September 30, 2005. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 157 as of September 30, 2004 to 201 as of September 30, 2005.
     India and AsiaPac IT Services and Products revenue increased by 26%, from Rs. 3,098 million for the three months ended September 30, 2004 to Rs. 3,902 million for the three months ended September 30, 2005. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 27%, from Rs. 1,959 million for the three months ended September 30, 2004 to Rs. 2,479 million for the three months ended September 30, 2005. The increase was attributable to a 82% increase in revenue from traded products partially offset by a 30% decline in revenues from products manufactured by us.
     Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 25%, from Rs. 1,139 million in the three months ended September 30, 2004 to Rs. 1,423 million for the three months ended September 30, 2005. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 22%, from Rs. 1,110 million for the three months ended September 30, 2004 to Rs. 1,359 million for the three months ended September 30, 2005. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products and lighting products.
     Revenue from Others increased by 23%, from Rs. 674 million for the three months ended September 30, 2004 to Rs. 830 million for the three months ended September 30, 2005. This was primarily due to a 29% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems.
     Gross Profit. As a percentage of total revenue, gross profit declined by 3%, from 35% for the three months ended September 30, 2004 to 32% for the three months ended September 30, 2005. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services business from 38% for the three months ended September 30, 2004 to 35% for the three months ended September 30, 2005, a decline in gross profit as a percentage of revenue from our BPO Services business from 32% for the three months ended September 30, 2004 to 24% for the three months ended September 30, 2005, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting business from 36% for the three months ended September 30, 2004 to 35% for the three months ended September 30, 2005 and a decline in gross profit as a percentage of revenue from Others, from 31% for the three months ended September 30, 2004 to 26% for the three months ended September 30, 2005. Gross profit as a percentage of revenues from our Indian and AsiaPac IT Services and Products business remained constant at 22% for the three months ended September 30, 2004 and 2005.
     The gross profit as a percentage of revenues of Global IT Services and Products declined by 3% from 37% for the three months ended September 30, 2004 to 34% for three months ended September 30, 2005. This decline was due to a 3% decline in gross profit as a percentage of revenue from our IT Services, from 38% for the three months ended September 30, 2004 to 35% for the three months ended September 30, 2005, and a decline in gross profit as a percentage of revenue from BPO Services by 8% from 32% of revenues for the three months ended September 30, 2004 to 24% for the three months ended September 30, 2005. The decline in gross profit as a percentage of revenue in IT Services is primarily due to a decline in average exchange rates at which the revenue has been realized, an increase in compensation for offshore employees incurred after our compensation review in September 2004, amortization of deferred compensation cost arising from the grant of options in October 2004, a 2.6% decline in our software professional gross utilization rates and a 0.5% decline in our onsite billing rates. This decline is partially offset by a 1% increase in the proportion of services rendered offshore. The decline in gross profits as a percentage of revenues in BPO Services is due a lower than anticipated growth in the customer interaction services business, an increase in compensation costs as a result of the increase in compensation of employees and a higher attrition rate for the three months ended September 30, 2005 as compared with the three months ended September 30, 2004.
     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the three months ended September 30, 2004 and 2005. This was primarily on due to a 2% decline in gross profits as a percentage of revenue from the Services business of our India and AsiaPac IT Services and Products, which was offset by a 1% increase in gross profits as a percentage of revenue from the Products business of our Indian and AsiaPac IT Services and Products business.
     As a percentage of Consumer Care and Lighting revenue, gross profit declined by 1%, from 36% of revenue for the three months ended September 30, 2004 to 35% of revenue for the three months ended September 30, 2005. This was primarily due to an increase in the proportion of revenues from lighting products business which typically have lower gross margins as compared to the soap products.
     As a percentage of Others revenue, gross profit declined by 5%, from 31% of revenue for the three months ended September 30, 2004 to 26% of revenue for the three months ended September 30, 2005. This was primarily on account of decline in the gross margins of hydraulic cylinders and tipping gear systems.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 284 million, or 22%, from Rs. 1,315 million for the three months ended September 30, 2004 to Rs. 1,599 million for the three months ended September 30, 2005. This was primarily on account of an increase in the selling and marketing expenses in our IT Services business by Rs. 137 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 96 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 56 million and an increase in selling and marketing expenses in Others including reconciling items by Rs. 11 million. This increase was partially offset by a decline in the selling and marketing expenses of our BPO Services business by Rs. 16 million.
     Selling and marketing expenses for our Global IT Services and Products business increased by 15%, from Rs. 798 million for the three months ended September 30, 2004 to Rs. 919 million for the three months ended September 30, 2005. This was primarily due to a 18% increase in the selling and marketing expenses in our IT Services business from Rs. 771 million for the three month ended September 30, 2004 to Rs. 908 million for the three months ended September 30, 2005, partially offset by a decline of 6% in the selling and marketing expenses in BPO Services, from Rs. 27 million for the three months ended September 30, 2004 to Rs. 11 million for the three months ended September 30, 2005. The increase of Rs. 137 million in selling and marketing expenses in our IT Services business is primarily due to an increase in the number of sales and marketing personnel from 161 as of September 30, 2004 to 215 as of September 30, 2005 and an increase in the compensation costs incurred after our compensation review in September 2004. The decline of Rs. 16 million in the selling and marketing expenses in our BPO Services business is primarily on account of a rationalization of the sales force.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 38%, from Rs. 250 million for the three months ended September 30, 2004 to Rs. 346 million for the three months ended September 30, 2005. This was primarily due to increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and increase in compensation costs incurred after our compensation review in October 2004, and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.
     Selling and marketing expenses for Consumer Care and Lighting increased by 26%, from Rs. 213 million for the three months ended September 30, 2004 to Rs. 269 million for the three months ended September 30, 2005. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business.
     Selling and marketing expenses for Others, including reconciling items, increased by 20%, from Rs. 54 million for the three months ended September 30, 2004 to Rs. 65 million for the three months ended September 30, 2005.
     General and administrative expenses. General and administrative expenses increased 35% from Rs. 936 million for the three months ended September 30, 2004 to Rs. 1,262 million for the three months ended September 30, 2005. This increase was primarily on account of an increase in general and administrative expenses of our IT Services business by Rs. 262 million, an increase in general and administrative expenses of our BPO Services business by Rs. 54 million and an increase in general and administrative expenses of Others including reconciling items by Rs. 23 million. This increase was partially offset by a decline in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 12 million and a decline in general and administrative expenses of our Consumer Care and Lighting business by
Rs. 1 million.
     General and administrative expenses for our Global IT Services and Products business increased by 46% from Rs. 680 million for the three months ended September 30, 2004 to Rs. 996 million for the three months ended September 30, 2005. The increase of Rs. 316 million in general and administrative expenses is primarily due an increase in general and administrative expenses of our IT Services business by Rs. 262 million and an increase in general and administrative expenses of our BPO Services business by Rs. 54 million. The increase of Rs. 262 million in the general and administrative expenses in our IT Services business is primarily on account of increase in compensation costs, increase in provision for doubtful receivables and an increase in recruitment expenditure due to increase in the number of hires. The increase of Rs. 54 million in the general and administrative expenses in our BPO Services business is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.
     General and administrative expenses for our India and AsiaPac IT Services and Products business business declined by 6% from Rs. 206 million for the three months ended September 30, 2004 to Rs. 194 million for the three months ended September 30, 2005. the decline of Rs. 12 million was primarily due to a decline in the provisioning for doubtful receivables partially offset by an increase in compensation costs as part of compensation review in October 2004.
     General and administrative expenses for Consumer Care and Lighting declined marginally by Rs. 1 million from Rs. 22 million for the three months ended September 30, 2004 to Rs. 21 million for the three months ended September 30, 2005.
     General and administrative expenses for Others, including reconciling items, have increased by 82% from Rs. 28 million for the three months ended September 30, 2004 to Rs. 51 million for the three months ended September 30, 2005.
     Operating income. As a result of the foregoing factors, operating income increased by 13% from Rs. 4,545 million for the three months ended September 30, 2004 to Rs. 5,119 million for the three months ended September 30, 2005. Operating income of our IT Services business increased by 16% from Rs. 3,700 million for the three months ended September 30, 2004 to Rs. 4,279 million for the three months ended September 30, 2005. Operating income of our BPO Services business declined by 31% from Rs. 320 million for the three months ended September 30, 2004 to Rs. 221 million for the three months ended September 30, 2005. Operating income of India and AsiaPac IT Services and Products increased by 43% from Rs. 225 million for the three months ended September 30, 2004 to Rs. 321 million for the three months ended September 30, 2005. Operating income of Consumer Care and Lighting increased by 14% from Rs. 167 million for the three months ended September 30, 2004 to Rs. 190 million for the three months ended September 30, 2005. Operating income of Others, including reconciling items, declined by Rs. 26 million from Rs. 133 million for the three months ended September 30, 2004 to Rs. 107 million for the three months ended September 30, 2005.
     Other income, net. Other income, net, increased from Rs. 153 million for the three months ended September 30, 2004 to Rs. 294 million for the three months ended September 30, 2005. Other income for the three months ended September 2005, includes gain of Rs. 53 million as interest on refund on income tax in respect of earlier years due to a favorable tax order. Excluding this, other income has increased by 58% primarily on account of increase in the average quantum of investments and an increase in the average yields.
     Income taxes. Income taxes increased by 16%, from Rs. 679 million for the three months ended September 30, 2004 to Rs. 791 million for the three months ended September 30, 2005. Our effective tax rate declined from 15.0% for the three months ended September 30, 2004 to 14.4% for the three months ended September 30, 2005. This is primarily on account of a decline in the Indian statutory tax rate from 36.6% to 33.7%, partially offset by an increase in the proportion of profits subject to tax.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended September 30, 2004 and 2005 was Rs. 33 million and Rs. 83 million, respectively.
     Equity in earnings of affiliates of Rs. 33 million for the three months ended September 30, 2004 comprises equity in earnings of Wipro GE of Rs. 24 million and equity in earnings of WeP Peripherals of Rs. 9 million. Equity in earnings of affiliates of Rs. 83 million for the three months ended September 30, 2005 comprises equity in earnings of Wipro GE of Rs. 71 million and equity in earnings of WeP Peripherals of Rs. 12 million.
     Net income. As a result of the foregoing factors, net income increased by 23%, from Rs. 3,835 million for the three months ended September 30, 2004 to Rs. 4,704 million for the three months ended September 30, 2005.
Results of operations for the six months ended September 30, 2005 and 2004
     Revenue. Our total revenues increased by 28%, from Rs. 37,493 million for the six months ended September 30, 2004 to Rs. 47,832 million for the six months ended September 30, 2005. This was driven primarily by a 29%, 19%, 29%, 26% and 22% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

     Global IT Services and Products revenue increased by 28%, from Rs. 28,453 million for the six months ended September 30, 2004 to Rs. 36,306 million for the six months ended September 30, 2005. This increase in revenues of our Global IT Services and Products business was attributable to a 29% increase in revenue from IT Services and a 19% increase in the revenues from BPO Services. The increase in revenues from IT Services is the result of a 30% increase in the revenues from enterprise services and a 27% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and manufacturing sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the in telecom and internetworking sectors and from the design and development of embedded software solutions for customers in the consumer electronics sector. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients.
     In our Global IT Services and Products business, we added 68 new clients during the six months ended September 30, 2005. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 157 as of September 30, 2004 to 201 as of September 30, 2005.
     India and AsiaPac IT Services and Products revenue increased by 29%, from Rs. 5,653 million for the six months ended September 30, 2004 to Rs. 7,314 million for the six months ended September 30, 2005. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 25%, from Rs. 3,576 million for the six months ended September 30, 2004 to Rs. 4,469 million for the six months ended September 30, 2005. The increase was attributable to a 79% increase in revenue from traded products partially offset by a 37% decline in revenues from products manufactured by us.
     Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 31%, from Rs. 2,077 million in the six months ended September 30, 2004 to Rs. 2,845 million for the six months ended September 30, 2005. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 26%, from Rs. 2,136 million for the six months ended September 30, 2004 to Rs. 2,681 million for the six months ended September 30, 2005. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap and lighting products.
     Revenue from Others increased by 22%, from Rs. 1,251 million for the six months ended September 30, 2004 to Rs. 1,530 million for the six months ended September 30, 2005. This was primarily due to a 29% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business.
     Gross Profit. As a percentage of total revenue, gross profit declined by 2%, from 35% for the six months ended September 30, 2004 to 33% for the six months ended September 30, 2005. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services business from 39% for the six months ended September 30, 2004 to 36% for the six months ended September 30, 2005, a decline in gross profit as a percentage of revenue from our BPO Services business from 33% for the six months ended September 30, 2004 to 22% for the six months ended September 30, 2005, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting business by 1% from 37% for the six months ended September 30, 2004 to 36% for the six months ended September 30, 2005 and a decline in gross profit as a percentage of revenue from Others from 32% for the six months ended September 30, 2004 to 26% for the six months ended September 30, 2005. This decline was partially offset by an increase in gross profits as a percentage of revenues from our Indian and AsiaPac IT Services and Products business from 22% for the six months ended September 30, 2004 to 23% for the six months ended September 30, 2005.
     The gross profit as a percentage of revenues of Global IT Services and Products declined by 3%, from 38% for the six months ended September 30, 2004 to 35% for six months ended September 30, 2005. This decline was due to a 3% decline in gross profit as a percentage of revenue from our IT Services from 39% for the six months ended September 30, 2004 to 36% for the six months ended September 30, 2005 and a decline in gross profit as a percentage of revenue from BPO Services by 11% from 33% for the six months ended September 30, 2004 to 22% for the six months ended September 30, 2005. The decline in gross profit as a percentage of revenue in IT Services is primarily due to a decline in average exchange rates at which the revenue has been realized, an increase in compensation for offshore employees incurred after our compensation review in September 2004, amortization of deferred compensation cost arising from the grant of options in October 2004 and a 2.6% decline in our software professional gross utilization rates. This decline was partially offset by a 1% increase in the proportion of services rendered offshore a 1% increase in our onsite and offshore billing rates. The decline in gross profits as a percentage of revenues in BPO Services is due to a lower than anticipated growth in the customer interaction services business, an increase in compensation costs as a result of the increase in compensation of employees and a higher attrition rate for the six months ended September 30, 2005 as compared with the six months ended September 30, 2004.
     As a percentage of India and AsiaPac IT Services and Products revenue, gross profits increased by 1% from 22% for the six months ended September 30, 2004 to 23% for the six months ended September 30, 2005. This was primarily due to a 2% increase in gross profits as a percentage of revenue from the Products business of our India and AsiaPac IT Services and Products, partially offset by a 2% decline in gross profits as a percentage of revenue from the Services business of our Indian and AsiaPac IT Services and Products business for the six months ended September 30, 2005.
     As a percentage of Consumer Care and Lighting revenue, gross profit declined by 1%, from 37% for the six months ended September 30, 2004 to 36% for the six months ended September 30, 2005. This was primarily on account of increase in the proportion of revenues from lighting products which typically has lower gross margins as compared to the soap products.
     As a percentage of Others revenue, gross profit declined by 6%, from 32% of revenue for the six months ended September 30, 2004 to 26% of revenue for the six months ended September 30, 2005. This was primarily on account of decline in the gross margins of primarily on account of decline in the gross margins of hydraulic cylinders and tipping gear systems in our Fluid Power business.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 623 million, or 24%, from Rs. 2,617 million for the six months ended September 30, 2004 to Rs. 3,240 million for the six months ended September 30, 2005. This was primarily on account of an increase in the selling and marketing expenses in our IT Services business by Rs. 340 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 148 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 126 million and an increase in selling and marketing expenses in Others, including reconciling, items by Rs. 29 million. This increase was partially offset by a decline in the selling and marketing expenses of our BPO Services business by Rs. 19 million.
     Selling and marketing expenses for our Global IT Services and Products business increased by 20%, from Rs. 1,587 million for the six months ended September 30, 2004 to Rs. 1,908 million for the six months ended September 30, 2005. This was primarily due to a 22% increase in the selling and marketing expenses in our IT Services business, from Rs. 1,534 million for the six months ended September 30, 2004 to Rs. 1,874 million for the six months ended September 30, 2005 partially offset by a decline of 36% in the selling and marketing expenses in BPO Services, from Rs. 53 million for the six months ended September 30, 2004 to Rs. 34 million for the six months ended September 30, 2005. The increase of Rs. 340 million in selling and marketing expenses in our IT Services business is primarily due to an increase in the number of sales and marketing personnel from 161 as of September 30, 2004 to 215 as of September 30, 2005 and an increase in the compensation costs incurred after our compensation review in September 2004. The decline of Rs. 19 million in the selling and marketing expenses in our BPO Services business is primarily on account of a rationalization of the sales force.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business increased by 29%, from Rs. 505 million for the six months ended September 30, 2004 to Rs. 653 million for the six months ended September 30, 2005. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business, an increase in compensation costs incurred after our compensation review in October 2004 and January 2005, and an increase in expenditure on travel due to increased promotional activities in select geographies in this business.

     Selling and marketing expenses for Consumer Care and Lighting increased by 30%, from Rs. 427 million for the six months ended September 30, 2004 to Rs. 553 million for the six months ended September 30, 2005. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business.
     Selling and marketing expenses for Others, including reconciling items, increased by 29%, from Rs. 97 million for the six months ended September 30, 2004 to Rs. 126 million for the six months ended September 30, 2005.
     General and administrative expenses. General and administrative expenses increased 36% from Rs. 1,793 million for the six months ended September 30, 2004 to Rs. 2,433 million for the six months ended September 30, 2005. This increase was primarily on account of increase in general and administrative expenses of our IT Services business by Rs. 423 million, an increase in general and administrative expenses of our BPO Services business by Rs. 129 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 49 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 1 million and an increase in general and administrative expenses of Others, including reconciling items, by Rs. 38 million.
     General and administrative expenses for our Global IT Services and Products business increased by 42%, from Rs. 1,315 million for the six months ended September 30, 2004 to Rs. 1,867 million for the six months ended September 30, 2005. The increase of Rs. 552 million in general and administrative expenses was primarily due an increase in selling and marketing expenses of our IT Services business by Rs. 423 million and an increase in selling and marketing expenses of our BPO Services business by Rs. 129 million. The increase of Rs. 423 million in the general and administrative expenses in our IT Services business was primarily due to an increase in compensation costs, increase in provision for doubtful receivables and an increase in expenditure on recruiting employees. The increase of Rs. 129 million in general and administrative expenses of our BPO Services business was primarily due to higher occupancy costs and an increase in expenditure on recruiting employees.
     General and administrative expenses for our India and AsiaPac IT Services and Products business increased by 13%, from Rs. 368 million for the six months ended September 30, 2004 to Rs. 417 million for the six months ended September 30, 2005. This was primarily due to an increase in compensation costs incurred after our compensation review in October 2004, partially offset by a decline in the provisioning for doubtful receivables.
     General and administrative expenses for Consumer Care and Lighting increased by Rs. 1 million, from Rs. 44 million for the six months ended September 30, 2004 to Rs. 45 million for the six months ended September 30, 2005.
     General and administrative expenses for Others, including reconciling items, increased by 58%, from Rs. 66 million for the six months ended September 30, 2004 to Rs. 104 million for the six months ended September 30, 2005.
     Operating income. As a result of the foregoing factors, operating income increased by 19%, from Rs. 8,127 million for the six months ended September 30, 2004 to Rs. 9,704 million for the six months ended September 30, 2005. Operating income of our IT Services business increased by 22%, from Rs. 6,742 million for the six months ended September 30, 2004 to Rs. 8,213 million for the six months ended September 30, 2005. Operating income of our BPO Services business declined by 41%, from Rs. 604 million for the six months ended September 30, 2004 to Rs. 355 million for the six months ended September 30, 2005. Operating income of India and AsiaPac IT Services and Products increased by 76%, from Rs. 330 million for the six months ended September 30, 2004 to Rs. 579 million for the six months ended September 30, 2005. Operating income of Consumer Care and Lighting increased by 18%, from Rs. 319 million for the six months ended September 30, 2004 to Rs. 376 million for the six months ended September 30, 2005. Operating income of Others, including reconciling items, increased by Rs. 47 million, from Rs. 133 million for the six months ended September 30, 2004 to Rs. 181 million for the six months ended September 30, 2005.

     Other income, net. Other income, net, increased 22%, from Rs. 415 million for the six months ended September 30, 2004 to Rs. 507 million for the six months ended September 30, 2005. Other income for the six months ended September 30, 2004 includes gain of Rs. 87 million on sale of rights over real estate, not being used in operations. Other income for the six months ended September 30, 2005, included gain of Rs. 53 million as interest on an income tax refund in respect of prior years due to a favorable tax order. Excluding these, other income has increased by 38%, primarily due to an increase in the average quantum of investments and an increase in the average yields from such investments.
     Income taxes. Income taxes increased 8%, from Rs. 1,277 million for the six months ended September 30, 2004 to Rs. 1,377 million for the six months ended September 30, 2005. Income taxes for the six months ended September 30, 2005 include reversal of provision of  Rs. 164 million in respect of prior years due to a favorable tax order. Excluding this, our effective tax rate declined from 15.2% for the six months ended September 30, 2004 to 14.9% for the six months ended September 30, 2005. This is primarily on account of a decline in the Indian statutory tax rate from 36.6% to 33.7%, partially offset by an increase in the proportion of profits subject to tax.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the six months ended September 30, 2004 and 2005 was Rs. 62 million and Rs. 139 million, respectively.
     Equity in earnings of affiliates of Rs. 62 million for the six months ended September 30, 2004 comprises equity in earnings of Wipro GE of Rs. 46 million and equity in earnings of WeP Peripherals of Rs. 16 million. Equity in earnings of affiliates of Rs. 139 million for the six months ended September 30, 2005 comprises equity in earnings of Wipro GE of Rs. 124 million and equity in earnings of WeP Peripherals of Rs. 15 million.
     Net income. As a result of the foregoing factors, net income increased by 27% from Rs. 7,089 million for the six months ended September 30, 2004 to Rs. 8,972 million for the six months ended September 30, 2005.
Liquidity and Capital Resources
     As of September 30, 2005, we had cash and cash equivalents of Rs. 4,214 million, investments in liquid and short-term mutual funds of Rs. 27,716 million and an unused line of credit of approximately Rs. 1,900 million. To utilize the line of credit we need to comply with certain financial covenants. As of September 30, 20045, we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.
     Cash provided by operating activities for the six months ended September 30, 2005 was Rs. 8,851 million, as compared to Rs. 9,252 million in the six months ended September 30, 2004. The decline was primarily due to an increase in cash used for working capital due to an increase in the accounts receivables partially offset by an increase in the operating profits.
     Cash used in investing activities for the six months ended September 30, 2005 was Rs. 8,782 million. The cash was used primarily on purchases of liquid and short-term mutual funds and capital expenditure. Cash provided by operating activities was used to meet the capital expenditure of Rs. 3,491 million.
     Cash used by financing activities for the six months ended September 30, 2005 was Rs. 1,527 million. During the six months ended September 30, 2005, we paid an annual cash dividend of Rs. 3,998 million to our shareholders. As of September 30, 2005, the short term borrowings from banks were Rs. 1,175 million. The short term borrowings are against the line of credit by banks and are used to bridge the temporary mismatches in cash flows.
     As of September 30, 2005 we had contractual commitments of Rs. 2,130 million ($49 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.
     As of March 31, 2005, we held approximately 93% of the outstanding equity shares of Wipro BPO. The remaining shares were held by the employee shareholders. During the six months ended September 30, 2005 we repurchased the shares from our employee shareholders at fair value for an aggregate consideration of Rs. 852 million.
     In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse. As of September 30, 2005, we have transferred financial assets of Rs. 103 million.
     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
     Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
     Contractual Obligations
     The table of future payments due under contractual commitments as of September 30, 2005, aggregated by type of contractual obligation, is given below:

							In Rs. million
	Total		Payments due in year ended September 30,
	contractual
	payment
			2005-06		2006-08		2008-10		2010
									onwards
Capital Commitments	Rs.	2,130	Rs.	2,130	Rs.	—	Rs.	—	Rs.	—
Non-cancelable operating lease obligation		836		124		265		243		204
Purchase obligations		1,535		1,535		—		—		—
     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.
Trend Information
     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities. The acquisitions have also allowed us to sustain and in certain circumstances improve our prices and profits.

     Gross profit as a percentage of revenues in Global IT Services and Products declined from 38% in the six months ended September 30, 2004 to 35% in the six months ended September 30, 2005. We anticipate difficulty in further improving our profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.
     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.
     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross margins in the products component of this business segment increased from 9% for the six months ended September 30, 2004 to 11% for the six months ended September 30, 2005.
     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Recent Accounting Pronouncements.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award as of the date of grant. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.
     SFAS No. 123R is effective for fiscal year beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. The cumulative effect of initially applying this Statement, if any, is recognized in the first fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS No. 123R as of April 1, 2006.
     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the fair value of those awards on the date of grant calculated under Statement 123.
     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.
     If we had amortized the stock-based employee compensation expense determined under the fair value method, our net income as reported for the six months ended September 30, 2004 and 2005 would have been reduced by Rs. 706 million and Rs. 346 million, respectively.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board (“APB”) Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS No. 154 applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are currently evaluating the impact of SFAS No. 154 on our consolidated results of operations and financial condition.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.

     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
Service Revenue
     Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.
     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract.
     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.
Revenue Arrangements with Multiple Deliverables
     We have elected to adopt EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables. Based on this guidance, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.
Accounting for Income taxes
     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations. The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2005, the U.S. branch’s net assets amounted to approximately $80 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
Business Combinations, Goodwill and Intangible Assets
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. If market information relating to comparable companies is available, the results of income approach are compared with the fair value under the market approach to determine the reasonableness of the valuation resulting from the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenues or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The income approach, which we use to estimate the fair value of our reporting units is dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur.
     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.
     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.
     As of September 30, 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Quantitative and Qualitative Disclosures About Market Risk
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables.
     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.

     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of September 30, 2004, we had forward contracts to sell amounting to $1,123 million. As of September 30, 2005, we had forward contracts to sell amounting to $516 million and £27 million. As of September 30, 2005 we had put option contracts amounting to $56 million and £59 million.
     In connection with cash flow hedges, as of September 30, 2005, we have recorded Rs. 193 million of net gains as a component of accumulated and other comprehensive income within stockholders’ equity. This amount is expected to be reclassified into net income before March 31, 2006, providing an offsetting economic impact against the underlying forecasted cash flows hedged.
     In addition, we had $31 million of purchased put options outstanding as on September 30, 2004. These options qualify as net written options ineligible for hedge accounting under SFAS No. 133. The change in fair value of the net written options is recognized as expense in the consolidated statements of income. For the six months ended September 30, 2004, we recognized a loss of Rs. 202 million due to change in fair value of net written options.
     Sensitivity analysis of exchange rate risk. As at September 30, 2005, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 600 million decrease/increase in the fair value of the Company’s forward contracts.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.
     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

RISK FACTORS
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report. The following risk factors should be considered carefully in evaluating us and our business.
     Risks Related to our Company and our Industry
     Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.
     Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:
•	the size, complexity, timing, pricing terms and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects, including those resulting from our clients’, efforts to comply with regulatory requirements, such as the U.S. Sarbanes-Oxley Act of 2002, or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	utilization of billable employees;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.
     Approximately 53% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
     Our net income increased 27% in the six months ended September 30, 2005, as compared to the six months ended September 30, 2004. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India, primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.
     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.
     We have experienced significant growth in all our businesses. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.
     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.
     Intense competition in the market for IT services could adversely affect our cost advantages, and, as a result, decrease our revenue.
     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. Recently, major multinational corporations, such as IBM and Accenture have announced plans to significantly expand their offshore operations, primarily in India. This would enable them to derive comparable cost advantages and compete more effectively on pricing of their engagements. We may also face competition from IT companies operating from China, the Philippines and elsewhere. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.
     Appreciation of Indian rupee against major currencies of the world could negatively impact our revenue and operating results.
     Approximately 73% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

     Our hedging strategy could negatively impact our competitive positioning, revenue and results of operations.
     We have entered into forward contracts to hedge a significant portion of our forecasted foreign currency inflows until March 2006. Although the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market, our revenue and our results of operations.
     An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.
     Approximately 65% of our Global IT Services and Products revenue during the six months ended Septermber 30, 2005 was from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. Terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.
     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.
     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.
     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client requirements or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, and we could be liable to our clients for significant penalties or damages.
     Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.
     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
     We currently have operations, including a development center, in Pune and New Mumbai in the State of Maharashtra, India. Recently, the Maharashtra State Government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. It is possible that other State Governments in India may introduce similar legislation requiring employers to give preferential hiring treatment. The quality of our work force is critical to our business. If the Maharashtra State legislation or any similar State legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.
     Our Global IT Services and Products revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the services performed for a major client could result in a reduction of our revenue. Our largest client for the six months ended September 30, 2004 and September 30, 2005, accounted for 5% and 3% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 33% and 25% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.
     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced.
     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.
     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.
     A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any Government fiscal year. The U.S. Citizenship and Immigration Services has limited the number of H-1B visas that may be granted as of the 2004 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. Government has approved the grant of 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
     The L-1 and H-1B Visa Reform Act of 2005 further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge.
     Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.
     Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.
     Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.
     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.
     Approximately 33% of our Global IT Services and Products business, in the six months ended September 30, 2005 was derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
     Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.
     We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.
     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.
     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.
     The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
     Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     We may be liable to our clients for damages caused by disclosure of confidential information or system failures.
     We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.
     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.
     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.
     We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
     As of September 30, 2005, we had contractual commitments of approximately Rs. 2,130 million ($48 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
     Currently, we have software development facilities in seven countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
     Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.
     The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.
     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:
•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.
Any cancellations of significant contracts by our customers could adversely affect our revenue and profitability.
     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.
     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     Our revenues could be significantly affected if the governments in geographies in which we operate, restrict companies from outsourcing work to foreign corporations.
     In the United States, despite economic recovery, the unemployment levels have not declined significantly from the pre- economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the United States. Legislation has been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.
     Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.
     Our BPO services revenue depend to a large extent on a small number of clients, and our revenue could decline if a major client reduces the volume of services obtained from us.
     We currently derive, and believe we will continue to derive, a significant portion of our BPO services revenue from a limited number of corporate clients. The reduction in volume of work done to a major client could result in a reduction of our revenue. Since we recruit and train employees in anticipation of continued growth in volume, reduction in the volume of work from these major clients would adversely impact our gross margins.
     There are a number of factors that could cause the loss of a client and such factors are not predictable. We could fail to achieve performance standards due to a lack of clarity between us and the client on the performance standards or due to deficiencies in processes. In certain cases, a client could reduce their spending on such services due to a challenging economic environment and consequently reduce the volume and profitability of business with us. In other cases, a client could reduce its spending on such services with us and form internal competing operations in the U.S., India or other price competitive geographies.
     Our earnings will be adversely affected upon adoption of an accounting policy to expense stock options based on fair value method.
     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS No. 123R as of April 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and operating results in the event that we make any future grants, and we are evaluating the magnitude of that impact. If we had amortized the stock based employee compensation expense determined under the fair value method of SFAS No. 123, our net income as reported for six months ended September 30, 2004 and 2005 would have been reduced by Rs. 706 million and Rs. 346 million respectively.
     Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.
     Risks Related to Investments in Indian Companies.
     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.
     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.
     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees or source talent from other low cost locations, like Eastern Europe, China or South-East Asia, wage increases in the long term may reduce our profit margins.
     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and we are permitted to take an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in India in recent years. For the six months ended September 30, 2004 and 2005 our tax benefits were Rs. 1,709 million and Rs. 2,358 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years from April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.
     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (“STPI”). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,615 million.
     On similar grounds, in March 2005, we received a demand from the tax authorities for Rs. 2,617 million, or approximately $60 million, including interest, in connection with the completion of the tax review for our fiscal year ended March 31, 2002.
     Based on our assessment of the merits of the claims, we have made a provision in the amount of Rs. 493 million or approximately $11 million, on our balance sheet. In the opinion of management, the remainder of the amounts referred to in the assessment orders are without merit. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     After considering the provision made in the books based on our assessment, as of September 30, 2004 and September 30, 2005, our net exposure on these tax demands was Rs. 2,316 million and Rs. 4,738 million, or approximately $108 million, respectively.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. We have accrued fringe benefits taxes of Rs. 110 million for the six months ended September 30, 2005.
     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
     Political instability in the Indian Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.
     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in May 2004. The ruling coalition government, which has over last several years pushed significant economic reforms, was voted out of power and a new coalition government has come to the helm. The new Government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous Government. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
     The new Government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the Government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.
     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.
     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 200% of the net worth of the acquiring company and:
•	if the transaction consideration is paid in cash, up to 100% of the proceeds from an ADS offering; and

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.
     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.
     It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.
     We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.
     We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.
     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.
     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.
     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.
     Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.
     Risks Related to the ADSs
     Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.
     Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.
     An active or liquid trading market for our ADSs is not assured.
     An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
     Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.
     Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.
     An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.
     Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.
     ADS holders may be restricted in their ability to exercise voting rights.
     At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
Item 3. Quantitative and Qualitative Disclosure about Market Risk
Foreign Currency Market Risk

     This information is set forth under the caption “Exchange Rate Risk” under the Components of Market Risk above, and is incorporated herein by reference.
Item 4. Controls and Procedures
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of September 30, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Change in internal controls.
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II — OTHER INFORMATION
Item 1. Legal Proceedings
     Income Tax. In March 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, on the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,615 million, including interest. On similar grounds, in March 2005, we received a demand from the tax authorities for Rs. 2,617 million, including interest, upon completion of tax review for our fiscal year ended March 31, 2002. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.
     Although we currently believe we will ultimately prevail in our appeals, the results of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeals, or any subsequent appeals, in any reporting period, the operating results and financial position of such reporting period could be materially adversely affected. After considering the provision made in the books based on our assessment, the net exposure on these tax demands as of September 30, 2004 and 2005, is Rs. 2,316 million and Rs. 4,738 million, respectively.
     In June 2005, the Income Tax Appellate Tribunal (ITAT) upheld, for a different year, certain income tax deductions claimed by us. Applying the principles settled by the ITAT, the demand made by the tax authorities for the financial years ended March 31, 2001 and 2002, is expected to be reduced by Rs. 2,159 million.
     We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or our financial position.

     Intellectual Property. On April 12, 2005, Wilmer Cutler Pickering Hale and Dorr LLP, attorneys representing Wipro Werbeagentur GmbH, an advertising company in Germany served on Wipro Limited a letter alleging trademark infringement. The letter alleged that Wipro Limited’s use of its “WIPRO” name and trademark in Germany constitutes infringement of Wipro Werbeagentur GmbH’s rights. On April 27, 2005, Wipro Limited replied through its attorney denying the substantive allegations and asserted various defenses. On June 3, 2005 Wipro Limited was served with an ex-parte injunction. On October 7, 2005 Wipro Limited’s attorneys filed an appeal against the injunction. Although we believe that Wipro Werbeagentur GmbH’s allegations are without merit, the results of this claim cannot be predicted with certainty. Should we fail to prevail in this matter, our operations may be adversely affected in Germany only.
Item 2. Changes in Securities and Use of Proceeds
     None
Item 3. Default upon Senior Securities
     None
Item 4. Submission of Matters to a Vote of Security Holders.
4.1 ANNUAL GENERAL MEETING
a.	We held our Annual General Meeting of Shareholders (AGM) on July 21, 2005.

b.	The following directors retired by rotation at the AGM held on July 21, 2005 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company;
Prof. Eisuke Sakakibara — Elected unanimously
Dr Ashok Ganguly — Elected unanimously
The following other directors term of office continued:
Mr Azim H Premji
Mr Vivek Paul
Dr Jagdish N Sheth
Mr P M Sinha
c.	Subsequently, during the quarter ended September 30, 2005, Mr Vivek Paul and Prof. Eisuke Sakakibara have resigned from the directorship of the Board. We have prepared and filed reports on Form 6-K with the Securities and Exchange Commission relating to such resignations.

d.	The following is a brief description of the matters voted upon at our AGM held on July 21, 2005, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
ORDINARY BUSINESS

			Votes
			Against/	Abstentions/Broker
Sl.No.	Brief description of the matter put to vote	Votes for *	Withheld	Non-Votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2005 and the Profit and Loss Account for the year ended on that data and the Report of Directors and Auditors thereon	208	Nil	Nil

2.	To declare final dividend and one time dividend on equity shares	208	Nil	Nil

			Votes
			Against/	Abstentions/Broker
Sl.No.	Brief description of the matter put to vote	Votes for *	Withheld	Non-Votes
3.	To appoint Prof. Eisuke Sakakibara as Director to fill the vacancy left by his retirement by rotation.	208	Nil	Nil

4.	To appoint Dr Ashok Ganguly as Director to fill the vacancy left by his retirement by rotation	208	Nil	Nil

5.	To appoint BSR & Co. Chartered Accountants in place of M/s N M Raiji & Co. Chartered Accountants, as auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting and to fix their remuneration	208	Nil	Nil

SPECIAL BUSINESS

6.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any under the Companies Act, 1956, the re-appointment of Mr Azim H Premji, Chairman and Managing Director (designated as “Chairman”) of the Company with effect from December 31, 2004 to July 30, 2007, on the terms and conditions as provided in the explanatory statement.	208	Nil	Nil

7.	Increase in authorized share capital — To approve amendment to the Memorandum of Association consequent to increase in the authorized share capital	208	Nil	Nil

8.	Increase in authorized share capital — To approve amendment to the Articles of Association consequent to increase in the authorized share capital	208	Nil	Nil

9.	To approval issue of Restricted Stock Units under Wipro Employees Restricted Stock Unit Plan 2005	208	Nil	Nil

10.	To approve issue of bonus shares in the ratio of 1:1	208	Nil	Nil

*	Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.
Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.
The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.
PASSING OF RESOLUTION BY WAY OF A POSTAL BALLOT
In view of the proposed merger of Wipro BPO Solutions Limited (a subsidiary of Wipro Limited) with Wipro Limited (‘the Company’), the Company proposed to amend the Objects Clause of its
Memorandum of Association by inserting certain additional clauses to enable the Company to carry on the business of IT enabled services Business Process Outsourcing and allied activities.
For this purpose, as per Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the consent of the shareholders was obtained by means of Postal Ballot. The summary of results announced by the Chairman of the Company on July 21, 2005 is appended below for reference. The matters to be voted upon through postal ballot were notified to the shareholders on record.

Summary of the results announced by the Chairman of the Company on July 21, 2005 on the Postal Ballot Forms received with respect to amendment to Objects Clause of the Memorandum and Articles of Association of the Company

			% of
			total
	No. of		paid-up
	Postal	No.	equity
Particulars	ballot forms	of Shares	capital
(a) Total postal ballot forms received	4116	582744931	82.793378

(b) Less: Invalid postal ballot forms (as per register)	51	1409512	0.200256

(c) Net valid postal ballot forms (as per register)	4065	581335419	82.593122

(d) Postal ballot forms with assent for the Resolution	4045	577146812	81.998026

(e) Postal ballot forms with dissent for the Resolution	20	2333	0.000331

(f) No. of shares for which no votes cast	N.A.	4186274	0.594764
APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF WIPRO BPO SOLUTIONS LIMITED WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 21, 2005
A court convened Extraordinary General Meeting was held on July 21, 2005 at 5.15 pm for approval of the proposed merger of Wipro BPO Solutions Limited with Wipro Limited.
The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 21, 2005, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
The resolution was passed in favour of the proposed Scheme of Amalgamation of Wipro BPO Solutions Limited with Wipro Limited as carried by 104 Equity Shareholders out of a total of 116 Equity Shareholders present in person or by representation or by proxy representing 99.99% in value of the Equity Shareholders present and voting either in person or by proxy.

			Votes	Invalid
Sl.No.	Brief description of the matter put to vote	Votes for	Against	votes
1.	To approve the proposed merger and the Scheme of Amalgamation of Wipro BPO Solutions Limited with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959 (the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Court or other appropriate authorities	104	1	12
APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF SPECTRAMIND LIMITED, BERMUDA AND SPECTRAMIND LIMITED, MAURITIUS WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 21, 2005
A court convened Extraordinary General Meeting was held on July 21, 2005 at 5.30 pm for approval of the proposed merger of Spectramind Limited, Bermuda and Spectramind Limited, Mauritius with Wipro Limited.
The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 21, 2005, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
     The resolution was passed in favour of the proposed Scheme of Amalgamation of Spectramind Limited, Bermuda and Spectramind Limited, Mauritius with Wipro Limited as carried by 98 Equity Shareholders out of a total of 109 Equity Shareholders present in person or by representation or by proxy representing 100% in value of the Equity Shareholders present and voting either in person or by proxy.

			Votes	Invalid
Sl.No.	Brief description of the matter put to vote	Votes for	Against	votes
1.	To approve the proposed merger and the Scheme of Amalgamation of Spectramind Limited, Bermuda and Spectramind Limited, Mauritius with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959(the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Court or other appropriate authorities	98	—	11

Item 5. Other Information
     None
Item 6. Exhibits and Reports
     The Exhibit Index attached hereto is incorporated by reference to this item.

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2005

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 14, 2005	WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and
Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2005

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.